Robust Results from Independent Preliminary Assessment on Lost Creek

Denver, Colorado (Marketwire – April 2, 2008) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or the “Corporation”) announced today that it has released the results of a Preliminary Assessment for the Lost Creek Project (“Project”) located in Sweetwater County, Wyoming, USA.

The Preliminary Assessment of the Lost Creek Project was prepared by Lyntek Incorporated (“Lyntek”) of Lakewood, Colorado, a well-recognized provider of full range engineering and construction services for the global uranium sector, in accordance with National Instrument 43-101. The purpose of the report is to provide an independent analysis of the potential economic viability of the mineral resources of the Project. The engineering staff of Ur-Energy assembled an extensive set of information, as part of the Corporation’s production planning for the Project, which was used by Lyntek for this study.

In Lyntek’s Preliminary Assessment of the potential economic returns, it stated that the “project will produce results that are quite robust”. Sensitivity analyses completed as part of the study demonstrate that the Project will be economic at uranium prices above US$40 per pound U3O8. This base case produced a pre-tax internal rate of return (IRR) of 43.6% at a uranium price of US$80 per pound U3O8. To be conservative, the base case model developed and applied by Lyntek uses a 20% contingency to capital and operating costs for the life of the mine producing one million pounds of U3O8 per year. The operating costs in the base case are US$23.36 per pound U3O8. The capital cost to build the two million pound per year capacity ISR plant at Lost Creek is US$30 million.Development of the Lost Creek property to the initiation of production, including drilling, environmental permitting, engineering, construction management, disposal wells and ponds, and header houses, is projected to be US$32.5 million. Of this amount, US$5.5 million was expended during 2007 to advance the Project and Ur-Energy is planning on spending an additional US$17 million to advance the Project during 2008. Sustaining capital requirements, starting in 2010, to maintain production will be in the range of US$4 to US$5 million per year. The base case assessment does not consider any revenue from the additional one million pound capacity of the plant which is expected to be filled by material from satellite mining operations in the Great Divide Basin, Wyoming. According to Lyntek, the cost estimates used in this Preliminary Assessment “includes recent quotes from equipment vendors and has a higher degree of confidence than typically is the case for preliminary assessments or scoping studies.” In summary, the in-house estimates that costs should fall within certain ranges are shown to be accurate by the Lyntek report, which demonstrates that, even with conservative cost and resource estimate considerations plus a 20% contingency factor, the Corporation’s costs are well within those ranges that will ensure the economic viability of the Project.

The economic analysis in this Preliminary Assessment is based on a basic conservative model of production, starting in the fourth quarter of 2009, from six individual mine units, each containing approximately 1.2 to 1.4 million pounds U3O8 for a total of 8.1 million pounds U3O8. These Indicated Resources are contained within the HJ and KM stratigraphic horizons, from which 6.4 million pounds U3O8 are projected to be produced. The model does not address all of the current NI 43-101 compliant Indicated Resources of 8.5 million tons at 0.058% (9.8 million pounds U3O8) and Inferred Resources of 0.7 million tons at 0.076% (1.1 million pounds U3O8) contained at Lost Creek (Technical Report on the Lost Creek Project, Wyoming by C. Stewart Wallis, June 15, 2006). This Preliminary Assessment also does not consider the ability of the Corporation to increase its resources at Lost Creek, particularly in the underlying KM horizon which, based on our preliminary drilling and assessment of historic data, has potential for resource expansion, or to add to our resource base from adjacent properties.

Bill Boberg, President and CEO of Ur-Energy, commented, “Management is pleased with the results of Lyntek’s analysis and with our in-house team for developing the extensive database used by Lyntek. It is important to keep in mind that this Preliminary Assessment is a scoping study based on a conservative model of only six mine units and not our entire NI 43-101 compliant resource base. It is a conservative base case to define the economic viability of the Project, not to define the total economic return of the Project. Also, it does not consider the real potential for expanding our resources at Lost Creek or using the additional one million pound capacity of the plant for future production or toll-milling material from other projects in the region. I expect the Lost Creek Project to operate beyond the six mine units used in this model. Based on the results of this study, it is clear that Ur-Energy has sufficient funds to take this Project to production by late 2009.”

The Lyntek full report titled “NI-43-101 Preliminary Assessment for the Lost Creek Project, Sweetwater County, Wyoming” will be made available on SEDAR (www.sedar.com).

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Corporation disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.